Applied DNA Sciences, Inc.

50 Health Sciences Drive

Stony Brook, New York 11790

November 6, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form S-1
Filed September 18, 2019
(File No. 333-233830)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR on November 5, 2019, in which we requested that the Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-233830), as amended (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time on November 7, 2019, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Merrill M. Kraines, Esq. of Pepper Hamilton LLP, counsel to the Registrant, at (212) 808-2711.

[Signature page follows]

Very truly yours,

Applied DNA Sciences, Inc.

By:	/s/ James A. Hayward
James A. Hayward
President and Chief Executive Officer